Mail Stop 4561

September 22, 2008

Stuart Turk
Chief Executive Officer and President
Metro One Development, Inc.
85 Corstate Avenue, Unit #1
Concord, Ontario, Canada L4K 4Y2

>   **Re: Metro One Development, Inc.**
>   **Form 8-K Filed September 9, 2008**
>   **Form 8-K/A Filed September 18, 2008**
>   **File No. 333-61538**

Dear Mr. Turk:

We have reviewed your response letter dated September 18, 2008 in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 11, 2008.

Form 8-K/A Filed September 18, 2008

General

1.   As previously requested, in connection with responding to our comment, the company should provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Stuart Turk
Metro One Development, Inc.
September 22, 2008
Page 2

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

Please respond to this comment within 5 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or me at (202) 551-3452 if you have any questions regarding the above comment.

Sincerely,

Marc Thomas
Staff Accountant